Exhibit 3

FOR IMMEDIATE RELEASE

PATRICK E. QUINN AND MAX L. FULLER ANNOUNCE EXPECTED
COMMENCEMENT OF TENDER OFFER FOR U.S. XPRESS ENTERPRISES, INC.
SHARES FOR $20.00 PER SHARE IN CASH

CHATTANOOGA, TENNESSEE – June 22, 2007 – On behalf of their corporation, Mountain Lake Acquisition Company (“MLAC”), Patrick E. Quinn and Max L. Fuller today announced that they have advised the Board of Directors of U.S. Xpress Enterprises, Inc. (NASDAQ/NM: XPRSA) (the “Company”) that MLAC intends to commence a tender offer as soon as practicable, pursuant to which it will offer to purchase for cash any and all of the outstanding shares of Class A common stock of the Company not presently owned by Messrs. Quinn and Fuller and certain affiliated entities at a purchase price of $20.00 per share.  The tender offer price represents a premium of 44% over the $13.88 per share average reported closing price of the Company’s Class A common stock for the 30 trading days ended on June 21, 2007, the last trading day before the announcement of the tender offer, and a 41% premium over the $14.23 per share reported closing price on June 21, 2007.

The tender offer will be conditioned on, among other things, there having been validly tendered and not withdrawn prior to the expiration date of the tender offer at least that number of shares of the Company’s Class A common stock (1) that would, when aggregated with the shares of all Class A and Class B common stock currently owned by Messrs. Quinn and Fuller and certain affiliated entities, represent at least 90% of all the Company’s Class A and Class B common stock then outstanding, and (2) that represent at least a majority of the total number of shares of the Company’s Class A and Class B common stock outstanding on such date that are not held by Messrs. Quinn and Fuller, their affiliates, or the directors and executive officers of the Company.  Promptly following the completion of the tender offer, MLAC expects to cause a "short form" merger in which it would acquire at $20.00 per share any Class A common stock of the Company that was not acquired in the tender offer.

MLAC has obtained a commitment letter from SunTrust Bank and SunTrust Capital Markets, Inc. to fund the proposed tender offer and provide post-closing financing.  The commitment letter is subject to customary conditions, and the tender offer will be conditioned upon the receipt of funds as described in the commitment letter.

Messrs. Quinn and Fuller also advised the Board of Directors that they and certain of their affiliated entities do not intend to tender their shares in the offer, nor would they consider any offer to purchase their shares.  Currently, Messrs. Quinn, Fuller, and their affiliated entities together beneficially own approximately 28% of the outstanding Class A common stock of the Company, as well as 100% of the Company’s outstanding Class B common stock, for an aggregate of approximately 42% of the outstanding Class A and Class B common shares.  The Class A common stock is entitled to one vote per share and the Class B common stock is entitled to two votes per share.  Accordingly, the shares owned by Messrs. Quinn, Fuller, and their affiliated entities represent over 50% of the voting power of all of the Company’s outstanding common stock.  Messrs. Quinn and Fuller founded the Company in 1985 and serve as Co-Chairmen of the Board.  Mr. Fuller is the Company’s Chief Executive Officer and Mr. Quinn is the Company’s President.

U.S. Xpress Enterprises, Inc. is the fourth largest publicly owned truckload carrier in the United States, measured by revenue.  The Company provides regional, dedicated, and expedited truckload services throughout North America, with regional capabilities in the West, Midwest, and Southeastern United States.  U.S. Xpress Enterprises, Inc. is one of the largest providers of expedited and time-definite services in the truckload industry and is a leader in providing expedited intermodal rail services.  Xpress Global Systems, Inc., a wholly owned subsidiary, is the leading provider of transportation, warehousing, and distribution services to the floor coverings industry and also provides distribution-related services to a number of other industries, including retail, automotive, and building materials.  The Company also offers logistics services, including through its joint ownership of Transplace, an Internet-based global transportation logistics company.  The Company has an 80% ownership interest in Arnold Transportation Services, Inc., which provides regional, dedicated, and medium length-of-haul services with a fleet of approximately 1,500 trucks, and Total Transportation of Mississippi and affiliated companies, a truckload carrier that provides medium length of haul and dedicated dry-van service with a fleet of approximately 500 trucks primarily in the Eastern United States.  Additionally, the Company has a 49% ownership interest in Abilene Motor Express, Inc., a truckload carrier that provides medium length of haul and dedicated dry van truck services, primarily in the Eastern United States with a fleet of approximately 170 trucks.  More information about U.S. Xpress Enterprises, Inc. and its principal subsidiary companies is available on the Internet at www.usxpress.com.

The tender offer described in this announcement has not yet commenced.  This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer will be made only through an offer to purchase and related letter of transmittal.

The Offerors urge investors and security holders to read the following documents when they become available, regarding the tender offer and the “short form” merger (described above), because they will contain important information:

•	The tender offer statement on Schedule TO, including the offer to purchase, letter of transmittal, and notice of guaranteed delivery; and

•	The Company's solicitation/recommendation statement on Schedule 14D-9.

These documents and amendments to these documents will be filed with the Securities and Exchange Commission (“SEC”).  When these and other documents are filed with the SEC, they may be obtained free of charge at the SEC’s website www.sec.gov.  Copies of each of these documents may also be obtained free of charge (when available) from the information agent for the offer, to be announced.

Statements in this news release that relate to consummation of the tender offer and any subsequent merger described herein are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements are based on MLAC’s current expectations and involve risks and uncertainties which include whether the conditions to the tender offer will be satisfied.  This uncertainty, as well as other factors described in the Company’s SEC filings, are among the factors that could cause actual results to differ materially from the expectations described in the forward-looking statements.

CONTACT:                                Ray Harlin
Chief Financial Officer